                                                                       EXHIBIT 2

                             THE TURNER CORPORATION
                                375 HUDSON STREET
                            NEW YORK, NEW YORK 10014

                                 PROXY STATEMENT

                                  -------------
                         ANNUAL MEETING OF STOCKHOLDERS

                                   MAY 7, 1999
                                   ----------


                  This Proxy Statement is being furnished beginning March 30, 1999 in connection with the solicitation of proxies for use at the 1999 Annual Meeting of Stockholders of The Turner Corporation (the "Company") to be held at the time and place and for the purposes set forth in the attached notice.

                              ELECTION OF DIRECTORS

                  The Company's directors who are elected by the holders of the Common Stock (voting together with the holders of the Company's Series B ESOP Convertible Preference Stock ("Series B ESOP Preferred Stock") and Series D 8-1/2% Convertible Preference Stock ("Series D Preferred Stock")) are divided into three classes. They serve three-year terms, with the directors in one class being elected each year. At the date of this Proxy Statement, Karl Steiner Holding AG or its sister company EBSPSW Holding AG (collectively, "Steiner Holding") as the holder of the Company's Series C 8-1/2% Convertible Preference Stock ("Series C Preferred Stock") has the right to elect three directors, who serve one year terms and who are in addition to the directors elected by the holders of the Common Stock, the Series B ESOP Preferred Stock and the Series D Preferred Stock. As regards voting on directors, Steiner Holding as the holder of the Series D Preferred Stock is required, pursuant to an agreement with the Company, to vote the Series D Preferred Stock for directors in the same proportion as the shares of Common Stock not owned by Steiner Holding or its affiliates are voted for directors.

                  At the 1999 Annual Meeting of Stockholders, three directors are to be elected. Election of a director requires a plurality of the votes cast. Because no minimum vote is required, shares which are present at the meeting but are not voted (whether due to abstentions, broker non-votes or otherwise) will not directly affect the outcome of the election.

                  The Board of Directors' nominees for the three directorships and the directors who will continue in office are listed in the following table. The table also shows the directors expected to be elected by Steiner Holding as the holder of the Company's Series C Preferred Stock, if that stock remains outstanding. The Company has filed a registration statement, which as of the date of this Proxy Statement has not become effective, with the Securities and Exchange Commission relating to, among other things, a public offering by Steiner Holding of the 2,400,000 shares of the Company's Common Stock issuable upon conversion of the Series C Preferred Stock and the Series D Preferred Stock. The offering will be made only by means of a prospectus filed with the Securities and Exchange Commission. If and when the offering is completed (which may be before or after the 1999 Annual Meeting of Stockholders), the Series C Preferred Stock and the Series D Preferred Stock will no longer be outstanding. The Company anticipates that, at that time, Mr. A. Gary Fieger and Mr. Peter K. Steiner will leave the Board of Directors. Further, at that time, the Company anticipates that it will expand the regular Board by one person and appoint Mr. Heinrich Baumann-Steiner to fill that vacancy.

 ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           SERVED AS
                                                                                                        DIRECTOR SINCE      TERM
            NAME AND AGE                                    PRINCIPAL OCCUPATION                          OR DURING         WILL
                                                          AND OTHER DIRECTORSHIPS                         THE PERIOD       EXPIRE
 ----------------------------------------------------------------------------------------------------------------------------------
 NOMINEES FOR ELECTION AS
 DIRECTORS TO SERVE UNTIL 2002:

 Ellis T. Gravette, Jr., 73 (1)      Chairman and Chief Executive Officer, The Turner Corporation;            1981           2002
                                     President, Ardath Associates, Inc., 1986-1996; Retired Chairman
                                     of the Board and Chief Executive Officer, The Bowery Savings
                                     Bank, 1981-86; Director of MidFirst Bank, SSB

 Charles H. Moore, Jr., 69           Director of Athletics, Cornell University; Chairman and Chief            1990           2002
                                     Executive Officer, Xpander Pak, Inc.; Executive Vice President,
                                     Illinois Tool Works, Inc., 1991-92; President and Chief Executive
                                     Officer, Ransburg Corporation 1988-92; Director of Elcotel, Inc.
                                     and United States Olympic Committee

 Gordon A. Walker, 71 (1)            Former Chairman and Chief Executive Officer, Hollinee, Inc.,             1984           2002
                                     1987-1997; Former Chairman, President and Chief Executive
                                     Officer, U.S. Industries, Inc., 1981-1986

 DIRECTORS WHO WILL CONTINUE
 IN OFFICE:

 Walter G. Ehlers, 66                Retired President, Chief Operating Officer and Trustee, Teachers         1985           2000
                                     Insurance and Annuity Association and College Retirement Equities
                                     Fund, 1984-88; Director of Neuberger & Berman -- Advisors
                                     Management Trust; Trustee of China Medical Board of New York, Inc.

 Robert E. Fee, 62                   President and Chief Operating Officer, The Turner Corporation;           1997           2000
                                     President and Chief Operating Officer, Turner Construction
                                     Company, 1997-1998; Executive Vice President, 1996-97; Senior
                                     Vice President, 1994-96; Vice President 1986-1994

 Leif Lomo, 69                       Former President, Marley Pump Company, 1994-1995; Retired                1992           2001
                                     Chairman and Chief Executive Officer, A.B. Chance Company
                                     1987-1994; Director of Young Broadcasting, Inc. and Mercantile
                                     Bank of Boone County

 Thomas C. Leppert, 44               Trustee of the Estate of James Campbell; Vice Chairman, Bank of          1998           2001
                                     Hawaii and Pacific Century Financial Corp, 1996-1997; President
                                     and Chief Executive Officer, Castle & Cooke Hawaii and Castle &
                                     Cooke Properties, Inc., 1989-1996; President, Residential and
                                     Hawaii: Commercial Operations, and Director, Castle & Cooke,
                                     1995-1996

 Harold J. Parmelee, 61              President-Asset Management, The Turner Corporation; President and        1988           2001
                                     Chief Operating Officer, The Turner Corporation, 1994-1998

 G. Jeffrey Records, Jr., 39         Chairman and Chief Executive Officer, MidFirst Bank; President           1997           2001
                                     and Chief Executive Officer, MidFirst Bank, 1995-February 1998;
                                     President and Chief Executive Officer, Midland Mortgage,
                                     1987-1995; Director of Midland Financial Company, Midland
                                     Mortgage Company and Homeshield Insurance Company

 John O. Whitney, 71 (1)             Professor and Executive Director, The Deming Center for                  1988           2000
                                     Quality Management, Columbia Business School; Director of
                                     Atchison Castings and Church & Dwight Co., Inc.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         SERVED AS
                                                                                                      DIRECTOR SINCE      TERM
                                                                  PRINCIPAL OCCUPATION                   OR DURING        WILL
                   NAME AND AGE                                 AND OTHER DIRECTORSHIPS                 THE PERIOD       EXPIRE
 ------------------------------------------------------------------------------------------------------------------------------
 DIRECTORS EXPECTED TO BE ELECTED
 BY HOLDER OF SERIES C PREFERRED
 STOCK, IF OUTSTANDING:

 Heinrich Baumann-Steiner, 57        Chairman, Karl Steiner Holding AG; Vice Chairman, Karl Steiner        1992           2000
                                     AG (an affiliate of Karl Steiner Holding AG)

 A. Gary Fieger, 71                  President, Fieger International and A. Gary Fieger Associates,        1992           2000
                                     Inc.; Former President and Chief Executive Officer, Hammerson
                                     Property Corporation

 Peter K. Steiner, 53                Vice Chairman, Karl Steiner Holding AG; Chairman, Karl Steiner        1992           2000
                                     AG (an affiliate of Karl Steiner Holding AG)


----------------------------------
(1) In keeping with the Company's policy with regard to directors who are 70 years old or older, although Messrs. Gravette and Walker are seeking election for three-year terms, and Mr. Whitney was elected for a three year term, each has committed that he will resign effective at the time of any Annual Meeting of Stockholders unless the Board of Directors requests that he serve for the year following that Annual Meeting of Stockholders.

                  Non-employee members of the Board of Directors are paid annual fees of $21,000, plus $1,000 and travel expenses for each meeting attended. Non-employee chairmen of committees of the Board of Directors receive additional annual fees of $2,100. All non-employee Directors also receive stock option grants totaling 6,750 shares each year. Employee members of the Board of Directors do not receive any directors' fees.

                  During 1998, the Board of Directors held nine meetings. Each director attended at least 75% of the meetings of the Board of Directors and of each Committee of which he was a member.

                  Effective August 7, 1997, the Board of Directors terminated the Directors' Retirement Plan (the "Directors' Plan "). Under the Directors' Plan, each non-employee Director was entitled to receive, beginning on the later of the person's seventieth birthday or the time the person ceased to be a Director, annual benefits equal to the annual fee paid to non-employee Directors, reduced proportionally to the extent a Director served for less than five years. Any retired non-employee Director who was receiving retirement payments under the Directors' Plan as of August 7, 1997 is entitled to continue to receive such retirement payments. Each Director who was a non-employee Director as of August 7, 1997, but who had not retired as of that date (the "Eligible Directors"), was granted the right to receive 17,175 shares of Common Stock of the Company (the "Share Right") in lieu of vested retirement benefits under the Directors' Plan. Mr. Gravette, who was a non-employee Director from 1981 until 1996, is also entitled to the Share Right. The Share Right is to be paid on the ninetieth day following the later of such Eligible Director's seventieth birthday or such Eligible Director's ceasing to be a Director for any reason.

                  The Committees of the Board of Directors include an Executive Committee, a Compensation and Stock Option Committee, an Audit Committee, and a Committee on Corporate Governance (formerly the Committee on Directors' Affairs).

                  The members of the Executive Committee are Messrs. Gravette (Chairman), Fee, Fieger, Moore and Parmelee. The Executive Committee may exercise the authority of the Board during the intervals between the meetings of the Board, except in respect of certain matters specified in the Company's By-Laws. The Executive Committee met once during 1998.

                  The Compensation and Stock Option Committee, which is composed of Messrs. Walker (Chairman), Baumann-Steiner, Ehlers, Lomo and Moore, approves the salaries of all executive officers of The Turner Corporation (other than the Chairman and President, whose salaries are approved by the Board), makes or recommends awards under the Company's Incentive Compensation Plan and authorizes the grant of stock options under the Company's stock option plans. The Compensation and Stock Option Committee also reviews senior management organizational plans. The Compensation and Stock Option Committee met four times in 1998.

                  The Audit Committee, which is composed of Messrs. Lomo (Chairman), Fieger, Leppert, Records and Whitney, recommends the firm of independent public accountants to act as the Company's independent auditors, confers with the Company's independent auditors as to the scope of their proposed audit, reviews the findings and recommendations of the independent auditors, reviews with the Company's accounting personnel the auditors' recommendations regarding the Company's financial controls, procedures and practices, and reviews the Company's compliance with its operating policy statement. The Audit Committee met three times during 1998.

                  The Committee on Corporate Governance (formerly the Nominating Committee and more recently the Committee on Directors' Affairs), which is composed of Messrs. Whitney (Chairman), Fieger, Leppert, Moore and Steiner, selects and recommends nominees for directorships to the Board. Pursuant to a resolution adopted by the Board in 1989, the Committee, in nominating members of the Board for reelection, will consider any material changes which have occurred in their employment relationships, memberships on other boards and other circumstances affecting their availability for and participation in board activities, and any material changes which have occurred in the Company's business or affairs. The Committee will consider nominees recommended by stockholders. Any such recommendation should be submitted to the Secretary of the Company at its principal executive offices no later than December 1, 1999, together with information concerning the nominee which would be required to be included in a proxy statement prepared under the proxy rules of the Securities and Exchange Commission and other information required by the Company's By-Laws. The Committee on Corporate Governance also establishes goals and objectives for the Board of Directors and the process for reviewing the performance of the Chief Executive Officer, the full Board and individual Directors. The Committee on Corporate Governance met three times in 1998.

                  As of March 22, 1999, the Company's directors (including nominees), its five highest compensated executive officers (including its Chief Executive Officer) and its directors and officers as a group, beneficially owned the following numbers of shares of Common Stock of the Company:

----------------------------------------------------------------------------------------------------
                 NAME OF                         AMOUNT AND NATURE OF
            BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP(1)         PERCENT OF CLASS(6)
----------------------------------------------------------------------------------------------------
Heinrich Baumann-Steiner                          17,250 (2)
Walter G. Ehlers                                  56,750
Robert E. Fee                                     34,218
A. Gary Fieger                                    30,850 (3)
Ellis T. Gravette, Jr.                           194,855                                 2.4%
Ralph W. Johnson                                  33,637
Thomas C. Leppert                                  9,750
Leif Lomo                                         21,750
Charles H. Moore, Jr.                             25,150
Harold J. Parmelee                               104,067                                 1.3%
G. Jeffrey Records, Jr.                          132,998                                 1.7%
Donald G. Sleeman                                  5,616
Peter K. Steiner                               2,448,000 (4)                            23.7% (7)
Gordon A. Walker                                  33,900
 John O. Whitney                                  32,250 (5)
 Directors and Officers as a Group             3,230,230 (4)                            30.3%
               (23 persons)
------------


(1) Includes shares issuable on exercise of currently exercisable stock options as follows: Robert E. Fee 16,068; Ellis T. Gravette, Jr. 84,000; Ralph W. Johnson 10,310; Harold J. Parmelee 54,063; Donald G. Sleeman 5,331; G. Jeffrey Records, Jr., and Thomas C. Leppert 9,750 each; Walter G. Ehlers 6,750; all other non-employee Directors, Messrs. Baumann-Steiner, Fieger, Lomo, Moore, Steiner, Walker and Whitney 17,250 each and Directors and Officers as a group 343,978. Does not include 1,258,097 shares of Common Stock issuable on conversion of Series B ESOP Preferred Stock shares or shares issuable on exercise of options which are not exercisable prior to 60 days after March 22, 1999. The Series B ESOP Preferred Stock is held by The Turner Corporation Employee Stock Ownership Plan, under which Messrs. Gravette, Fee, Parmelee, Sleeman, Johnson and Directors and Officers as a Group have allocated to them Series B ESOP Preferred Stock convertible into 210, 1,344, 1,429, 797, 1,222 and 10,500 shares of
         Common Stock, respectively. Also does not include for Messrs. Baumann-Steiner, Ehlers, Fieger, Gravette, Lomo, Moore, Steiner, Walker and Whitney, a right to receive 17,175 shares of Common Stock each, which right was granted in lieu of vested retirement benefits under the Directors' Retirement Plan.

(2) Does not include 1,500,000 shares of Common Stock issuable on conversion of Series C Preferred Stock, 900,000 shares of Common Stock issuable on conversion of Series D Preferred Stock or 30,750 shares of Common Stock, held by Steiner Holding. Heinrich Baumann-Steiner's wife is the beneficial owner of 50% of the shares of Steiner Holding.

(3) Includes 4,500 shares owned by A. Gary Fieger Associates, Inc., of which Mr. Fieger is the President and sole owner.

(4) Includes 1,500,000 shares of Common Stock issuable on conversion of Series C Preferred Stock, 900,000 shares of Common Stock issuable on conversion of Series D Preferred Stock and 30,750 shares of Common Stock, held by Steiner Holding. Peter K. Steiner is the beneficial owner of 50% of the shares of Steiner Holding.


(5) Includes 15,000 shares held by the Marcia Whitney Trust of which Mr. Whitney and his wife are co-trustees.

(6) Computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless noted, less than 1%.

(7) Assumes that Steiner Holding converts all convertible securities held by it and that no other convertible securities, including Series B ESOP Preferred Stock, are converted. If the Series B ESOP Preferred Stock were also converted, Mr. Steiner's beneficial ownership would be 21.1%.

                  The following persons are known by the Company to have owned beneficially more than 5% of any of the Company's voting securities as of March 22, 1999.

-----------------------------------------------------------------------------------------------------------------------
                                               NAME AND ADDRESS OF           AMOUNT AND NATURE OF
            TITLE OF CLASS                       BENEFICIAL OWNER            BENEFICIAL OWNERSHIP    PERCENT OF CLASS
-----------------------------------------------------------------------------------------------------------------------
Common Stock                           The Turner Corporation                      1,162,500              14.7%
                                       Employees' Cash Balance Retirement
                                       Plan
                                       375 Hudson Street
                                       New York, New York  10014

Common Stock                           Granite Capital                               632,550                8.0%(1)
                                       126 East 56th Street, 25th Floor
                                       New York City, New York 10022

Common Stock                           Dimensional Fund Advisors Inc.                483,798                6.1%(1)
                                       1299 Ocean Avenue
                                       Santa Monica, California 90401

Series B ESOP                          The Turner Corporation Employee               838,731                100%(2)
Preferred Stock                        Stock Ownership Plan
                                       375 Hudson Street
                                       New York, New York  10014

Series C Preferred Stock               Karl Steiner Holding AG                         9,000                100%(3)
                                       Hagenholzstrasse 60
                                       CH-8050 Zurich
                                       Switzerland

Series D Preferred Stock               Karl Steiner Holding AG                         6,000                100%(3)
                                       Hagenholzstrasse 60
                                       CH-8050 Zurich
                                       Switzerland

(1) Information is based on Schedules 13F or 13G filed with the Securities and Exchange Commission.

(2) The Series B ESOP Preferred Stock is convertible into 1,258,097 shares and, assuming conversion solely of the Series B ESOP Preferred Stock, would represent 13.7% of the outstanding Common Stock on March 22, 1999, and assuming conversion of the Series C Preferred Stock and the Series D Preferred Stock, would represent 10.9% of the outstanding Common Stock.

(3) The 9,000 shares of Series C Preferred Stock are convertible into 1,500,000 shares of Common Stock and the 6,000 shares of Series D Preferred Stock are convertible into 900,000 shares of Common Stock. Steiner Holding also owned 30,750 shares of Common Stock. Based on the Common Stock outstanding on March 22, 1999 and assuming conversion solely of the Series C Preferred Stock and Series D Preferred Stock, Steiner Holding would have owned 23.6% of the outstanding Common Stock, and 21.0% of the outstanding Common Stock, assuming all of the Series B ESOP Preferred Stock had been converted. The Company understands that, as of March 22, 1999, the Turner securities held by Karl Steiner Holding AG were in the process of being transferred to its sister company EBSPSW Holding AG.

                  The shares of Series B ESOP Preferred Stock and the Series D Preferred Stock vote together with the Common Stock on all matters, including election of directors, with each share of Series B ESOP Preferred Stock entitled to one and one-half votes and each share of Series D Preferred Stock entitled to 150 votes. The Series B ESOP Preferred Stock will constitute 12.5% and the Series D Preferred Stock 8.9% of the shares entitled to vote in the election of directors. However, as noted above, Steiner Holding as the holder of the Series D Preferred Stock is required, pursuant to an agreement with the Company, to vote the Series D

Preferred Stock for directors in the same proportion as the shares of Common Stock not owned by Steiner Holding or its affiliates are voted for directors.

                  The holders of the Series C Preferred Stock, voting separately, are entitled to elect three directors (decreasing to no directors if the holders of the outstanding Series C Preferred Stock, in the aggregate, hold less than a specified portion of the Company's Common Stock on a diluted basis, as determined pursuant to the terms of the Series C Preferred Stock). While the holders of the Series C Preferred Stock are entitled to elect any directors, they cannot vote the Series C Preferred Stock with regard to directors to be elected by the holders of the Common Stock. If the holders of the Series C Preferred Stock become no longer entitled to elect directors as a separate class, they will be entitled to vote as part of the same class as the Common Stock, the Series B ESOP Preferred Stock and the Series D Preferred Stock, and will be entitled to 1,500 votes for each 9 shares of Series C Preferred Stock (a total of 1,500,000 votes for the entire 9,000 shares). The holders of the Series C Preferred Stock are at all times entitled to 1,500 votes for each 9 shares of Series C Preferred Stock with regard to all matters other than the election of directors. Peter K. Steiner, who is a director of the Company, is the beneficial owner of 50% of the shares of Steiner Holding. Esther Baumann-Steiner, who is the sister of Peter K. Steiner and the wife of Heinrich Baumann-Steiner, is the beneficial owner of the other 50% of the shares of Steiner Holding. As noted above, the Company has filed a registration statement with the Securities and Exchange Commission relating to, among other things, the public offering by Steiner Holding of the 2,400,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and Series D Preferred Stock. If and when that offering is completed, the Series C Preferred Stock and Series D Preferred Stock will no longer be outstanding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

                  Walter G. Ehlers, a Director of the Company, was 39 days late in filing one Form 4 report with the Securities and Exchange Commission regarding the exercise of options for 11,500 shares of Common Stock on June 3, 1998.

                  Harold J. Parmelee, an Executive Officer of the Company, was 62 days late in filing one Form 4 report with the Securities and Exchange Commission regarding the exercise of one option for 4,500 shares of Common Stock on May 11, 1998.

                  Ralph W. Johnson, an Executive Officer of the Company, was 230 days late in filing one Form 4 report with the Securities and Exchange Commission regarding the exercise of options to purchase 2,000 shares of Common Stock on December 22, 1997.

                       REMUNERATION OF EXECUTIVE OFFICERS

         The following table sets forth the annual compensation, long-term compensation and all other compensation during each of the three years ended December 31, 1998, for the Company's chief executive officer and for the four additional most highly compensated executive officers for the year ended December 31, 1998.


                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                                       -------------------      ----------------------

                                                                          AWARDS
                                                                          ------
                                                                              SECURITIES
                                                               RESTRICTED     UNDERLYING
                                                                 STOCK         OPTIONS/         ALL OTHER
   NAME AND PRINCIPAL                  SALARY        BONUS      AWARD(S)       SARS (1)        COMPENSATION
        POSITION             YEAR      ($)(2)       ($)(3)       ($)(4)          (#)             ($) (5)
        --------             ----      ------       ------       ------          ---             -------
Ellis T. Gravette, Jr. (6)   1998      625,000     1,500,000            0        75,000             2,313
Chairman and                 1997      625,000       180,000    1,828,125       168,750             1,720
Chief Executive Officer      1996      259,091             0            0         1,500                 0
---------------------------------------------------------------------------------------------------------
Robert E. Fee                1998      375,200       400,000            0       41,790             4,951
President and Chief          1997      314,230        90,000            0       15,165             5,829
Operating Officer            1996      255,833             0            0         2,250            5,128
---------------------------------------------------------------------------------------------------------
Harold J. Parmelee           1998      375,200       270,000            0       10,545             8,374
President, Asset             1997      375,200        90,000            0       10,545             8,651
Management                   1996      367,700             0            0         4,500            6,865
---------------------------------------------------------------------------------------------------------
Donald G. Sleeman            1998      208,325       175,000            0       17,025             4,713
Senior Vice President,       1997      190,825        60,000            0       17,025             3,390
and Chief Financial          1996      146,042             0            0        1,200             4,895
Officer and Chief
Accounting Officer
---------------------------------------------------------------------------------------------------------
Ralph W. Johnson             1998      223,629        75,000            0         3,645            5,209
Senior Vice President        1997      219,150        60,000            0         3,645            5,723
                             1996      202,375             0            0         2,250            4,296
---------------------------------------------------------------------------------------------------------


(1) The Company has not granted any stock appreciation rights. Options are restated to reflect the 50% stock dividend distributed on August 14, 1998 (the "Stock Dividend").
(2) Until 1995, the annual salaries of all staff employees, other than officers, included a holiday supplement equal to 1/2 month's pay. Effective in 1995, officers also received this automatic addition to their annual pay.
(3)      Represents bonuses under the Company's Incentive Compensation Plan.
(4) Mr. Gravette received a grant of 112,500 Restricted Stock Units ("RSUs"), pursuant to action of the Board on August 7, 1997. In March 1998, the Board authorized the immediate distribution to Mr. Gravette of the 112,500 shares of Common Stock (168,750 shares after giving effect to the Stock Dividend) subject to the RSUs. In conjunction with this distribution, 42,930 shares (64,395 shares after giving effect to the Stock Dividend) were withheld to satisfy tax withholding requirements.
(5) Includes matching contributions by the Company to its 401(k) plan which in 1998 were $2,400 each for Messrs. Fee, Parmelee, Sleeman and Johnson, respectively; allocations under the Company's Employee Stock Ownership Plan which in 1998 were 81 shares each valued at $2,313, for Messrs. Gravette, Fee, Parmelee, Sleeman and Johnson, and the interest earned, calculated at 4-1/2%, on supplemental retirement accounts which in 1998 was $238, $3,661, and $496, for Messrs. Fee, Parmelee, and Johnson respectively. Mr. Gravette did not participate in the 401(k) plan.
(6)      Mr. Gravette was employed by the Company effective August 9, 1996.

           The following table sets forth certain information with regard to options granted during the fiscal year ended December 31, 1998 and potential realizable values. No stock appreciation rights (SARs) were granted during that year.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS
                          (1)(2)                                                                POTENTIAL REALIZABLE
                         NUMBER OF                                                                      VALUE
                        SECURITIES       PERCENT OF                                            AT ASSUMED ANNUAL RATES
                        UNDERLYING          TOTAL         EXERCISE                                 OF STOCK PRICE
                       OPTIONS/SARS     OPTIONS/SARS         OR                                     APPRECIATION
                          GRANTED        GRANTED TO      BASE PRICE    MARKET    EXPIRATION        FOR OPTION TERM
NAME                        (#)           EMPLOYEES       ($/SH)(2)    PRICE         DATE
                                       IN FISCAL YEAR                    (3)
                                                                                                 5% ($)        10% ($)
Ellis T. Gravette, Jr.     75,000          16.09%          18.875      18.875      5/08/08      $890,280      $2,256,143
Robert E. Fee              41,790            8.97%         18.875      18.875      5/08/08      $496,064      $1,257,123
Harold J. Parmelee         10,545            2.26%         18.875      18.875      5/08/08        125,173       $317,214
Donald G. Sleeman          17,025            3.65%         18.875      18.875      5/08/08      $202,094        $512,144
Ralph W. Johnson            3,645            0.78%         18.875      18.875      5/08/08        $43,268       $109,649

(1) The options granted in 1998 were priced at 100% of the fair market value on the date of the grant and became fully exercisable for Mr. Gravette six months after the grant date. The other grants are exercisable as follows: Mr. Fee's, 13% immediately, 13% on each of the first and second anniversaries of the grant date and 61% on the third anniversary; Mr. Parmelee's, 49% on the second anniversary, 51% on the third anniversary; Mr. Sleeman's, 7% immediately, 31% on each of the first, second and third anniversaries; Mr. Johnson's, 100% on the third anniversary. All options become exercisable upon a "change in control".
(2) The option price and the number of securities underlying the options have been adjusted for the Stock Dividend.
(3)      Market price on date of grant.

           The following table sets forth certain information with regard to exercises of options during 1998 and options held at December 31, 1998. No SARs have been granted by the Company.


     AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                                OPTION/SAR VALUES


                                                                   NUMBER OF SECURITIES
                                                                        UNDERLYING
                                                                        UNEXERCISED
                                                                      OPTIONS/SARS AT             VALUE OF UNEXERCISED
                                                                      FISCAL YEAR-END                 IN-THE-MONEY
                                                                            (#)                       OPTIONS/SARS
                                                                                               AT FISCAL YEAR-END (1) ($)


                                        SHARES
                                     ACQUIRED ON        VALUE        EXERCISABLE (E)/               EXERCISABLE (E)/
NAME                                 EXERCISE (#)     REALIZED ($)   UNEXERCISABLE ( U)              UNEXERCISABLE (U)
Ellis T. Gravette, Jr.                   ___             ___             84,000 (E)                      105,567 (E)
                                                                        168,750 (U)                    1,276,256 (U)
Robert E. Fee                            ___             ___             16,068 (E)                       92,622 (E)
                                                                         51,657 (U)                      165,576 (U)
Harold J. Parmelee                      14,850         135,151           64,563 (E)                      695,099 (E)
                                                                         21,090 (U)                      115,133 (U)
Donald G. Sleeman                        ___             ___              5,331 (E)                       53,903 (E)
                                                                         32,919 (U)                      185,884 (U)
Ralph W. Johnson                        7,400           79,108           12,310 (E)                       118,075 (E)
                                                                          7,290 (U)                        39,797 (U)

(1) Includes only those options whose exercise prices are lower than the closing price of $18.313 on December 31, 1998.

CHANGE IN CONTROL ARRANGEMENTS

                  The Company or its subsidiaries have entered into change of control agreements with a number of their executive officers, including the executive officers named above other than Mr. Gravette. These agreements expire on November 25, 2000 and will be automatically extended for one year each on each November 25 thereafter unless the Company shall have given written notice to the executive officer at least ninety days prior to the expiration date. They provide that in the event of "termination" (as defined) of an executive's employment after a "change of control" (as defined) of the Company, the executive will be entitled to receive a lump sum payment equal to 2.99 years' (in the case of fourteen senior executives including Messrs. Parmelee, Fee, Sleeman and Johnson) or one year's (in the case of other executives) compensation, including average bonus, as well as continued eligibility for certain employee welfare benefits. Options granted under the 1997 and 1998 Stock Option Plans also become immediately exercisable in the event of a change in control.

RETIREMENT PLANS

                  Until March 31, 1991, the Company had an Employees' Retirement Plan (the "Retirement Plan"), a Supplemental Executive Defined Benefit Retirement Plan, and a Defined Benefit Retirement Equalization Plan under which an employee would receive retirement benefits under a formula based upon years of service, salary during the years preceding retirement and the Social Security wage base. Effective March 31, 1991, the Company curtailed these Retirement Plans so that no years of service or salary past that date would be considered in determining retirement benefits. This froze the benefits employees who continued working for the Company past March 31, 1991 will receive under these Retirement Plans. The annual benefits Messrs. Fee, Parmelee, Sleeman and Johnson will receive under the Retirement Plan, the Supplemental Executive Defined Benefit Retirement Plan and the Defined Benefit Retirement Equalization Plan, assuming retirements at age 65, will be $87,034, $131,730, $2,847 and $85,594, respectively. Mr. Gravette was employed after March 31, 1991.

                  Effective April 1, 1991, the Company instituted a new defined contribution plan, the Employee's Retirement Income Plan (the "Income Plan"), to replace the Retirement Plan. Effective December 31, 1993, the Company froze the benefits under the Income Plan. There will be no further contributions to the Income Plan. The lump sum benefits (as of January 31, 1995) that Messrs. Fee, Parmelee, Sleeman and Johnson had accrued under the Income Plan were $51,466, $51,986, $11,357 and $50,582, respectively. Mr. Gravette was not eligible for the Income Plan. The Income Plan benefits were transferred to the Company's 401(k) plan as of February 1, 1995.

                  The Income Plan lump sum benefits (shown above) do not include the non-qualified Supplemental Plan benefits associated with the Income Plan which, as of December 31, 1998, were $5,527, $85,022, and $11,524 for Messrs. Fee, Parmelee and Johnson, respectively. Mr. Sleeman was not eligible for the Supplemental Plan benefits. These benefits are payable upon retirement or termination.

                  Effective January 1, 1994, the Company introduced the Employees' Cash Balance Retirement Plan (the "Cash Balance Plan"), a defined benefit plan. Amounts allocated to their respective accounts under the Cash Balance Plan during 1998 for Messrs. Gravette, Fee, Parmelee, Sleeman and Johnson were, $44,336, $54,779, $58,063, $15,542 and $34,475, respectively. The estimated lump sum benefits Messrs. Fee, Parmelee, Sleeman and Johnson, will receive under the Cash Balance Plan, assuming no change in their current salary levels, a fixed rate of return of 4-1/2% and retirement at age 65 will be $369,799, $522,082, $776,242 and $293,024, respectively. Upon retirement, Mr.
Gravette will receive the value of his account which is currently $101,934 plus interest accrued until his retirement date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Mr. Heinrich Baumann-Steiner who is a member of the Compensation Committee is chairman of Karl Steiner Holding AG.

         In connection with Karl Steiner Holding AG's purchase in September 1992 of 9,000 shares of Series C Preferred Stock and 6,000 shares of Series D Preferred Stock from the Company for an aggregate purchase price of $15,000,000, the Company and Karl Steiner Holding AG entered into an Agreement Regarding Security Holder's Rights, Obligations and Options, dated as of July 20, 1992 (the "Steiner Agreement"). The Steiner Agreement includes, among other things:
(i) a standstill provision which restricted Steiner Holding's ability to accumulate additional equity in the Company and to take certain other actions relating to seeking control of the Company; (ii) a provision giving Steiner Holding the option to maintain its percentage ownership interest in the Company (the "Position Maintenance Option"); (iii) a provision giving the Company a right of first refusal under certain circumstances with regard to transfers by Steiner Holding of more than 5% of the Company's outstanding Common Stock; (iv) a provision giving Steiner Holding a right of first refusal under certain circumstances with regard to issuances by the Company of more than 5% of its outstanding Common Stock; and (v) provisions giving Steiner Holding the option in 2002 to either sell certain securities to or purchase additional securities from the Company.

         In August 1998, the Company irrevocably waived the standstill provision referred to above. As a result, the dividend formula on the Series C Preferred Stock and Series D Preferred Stock changed so that in lieu of being entitled to dividends at the rate of 8-1/2% per year, holders of the Series C Preferred Stock and Series D Preferred Stock became entitled to receive only an amount equal to the dividends, if any, paid on the number of shares of Common Stock into which the Series C Preferred Stock and Series D Preferred Stock could be converted.

         On December 29, 1998, the Company paid Karl Steiner Holding AG approximately $1.57 million in consideration of the waiver of its rights to purchase Common Stock which had accrued through December 28, 1998 under the Position Maintenance Option. In February 1999, Karl Steiner Holding AG requested that the Company register, under the Securities Act of 1933, the 2,400,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and Series D Preferred Stock. Under the terms of the Steiner Agreement, the Company is required to file with the Securities and Exchange Commission a registration statement relating to the offering of such Common Stock and pay all expenses related thereto (other than underwriting commissions).

          Karl Steiner Holding AG and the Company each own 50% of Turner Steiner International, LLC ("TSI"), an entity formed to engage in construction-related activities in most of the world, other than North and Central America, Switzerland, Germany and France. During 1998, the Company made employees and space available to TSI for which the Company was reimbursed. The Company also has guaranteed $2,750,000 of a $5,000,000 letter of credit facility and $275,000 of a $500,000 line of credit facility of TSI. From time to time the Company has made working capital loans to TSI (at December 31, 1998, the outstanding balance of these loans, including the balance from prior years and accrued interest, was $7,172,681). These guarantees and loans were matched by Karl Steiner Holding AG.






                          COMPENSATION COMMITTEE REPORT

TO THE SHAREHOLDERS OF THE TURNER CORPORATION

                  The purpose of this report is to describe the compensation policies applied by the Compensation Committee of the Board of Directors of The Turner Corporation with regard to the Company's executive officers and the basis for the compensation of Ellis T. Gravette, Jr., the Chief Executive Officer of the Company, for the year ended December 31, 1998.

                  The Board of Directors and management of the Company recognize the necessity to offer competitive compensation to its senior executives. The Company initiated a study in late 1996 to review the compensation market for senior construction executives. The conclusion of the study was that the Company needed to revise its compensation formula to fairly reward its senior officers and to avoid the possible loss of high performing senior executives to competitors.

                  As a result of the review, the Compensation Committee recommended, and the Board of Directors approved, a new compensation program designed to reward senior executives based on their individual performance as well as the performance of the business unit or department where they are assigned. There are three elements to the compensation program for senior executives, which are:

         - BASE SALARY -- the fundamental compensation to a senior executive for fulfilling his or her job responsibilities.

         - INCENTIVE COMPENSATION PLAN -- In 1997, the Company adopted a new Incentive Compensation Plan (the "ICP"), which authorizes payments of awards to executive officers and other designated employees of the Company solely in cash.

         - STOCK OPTIONS -- stock options enable key employees to profit from increases in the price of the Company's stock.

                  In 1997, the Compensation Committee accepted management's recommendation to amend the Stock Option program by placing more emphasis on granting options based on promotions and performance rather than to provide stock awards on a once a year automatic approach to all officers. Toward that end, the Committee approved a Performance Based Bonus Compensation Plan designed to offer stock based incentives at the business unit level by rewarding successful performers based on measurable accomplishments.

                  Consistent with this program, in March 1998, the Committee recommended to the board, on management's recommendation, the adoption of the 1998 Stock Incentive Plan. The options granted under this plan become exercisable on the third anniversary of the grant date for employees and will have a term of 10 years except that the Committee has the discretion to grant options with different vesting periods and for different terms which cannot exceed 10 years. Options granted to non-employee Directors are immediately exercisable. Subsequent to approval of the 1998 Stock Incentive plan by the shareholders in May of 1998, the Committee approved option grants previously recommended for officers and an option grant to Mr. Gravette of 50,000 shares (75,000 after giving effect to the Stock Dividend). Mr. Gravette's option became fully exercisable 6 months from the date of the grant but would have accelerated if Mr. Gravette had retired.

                  Each year the Compensation Committee reviews recommendations from management as to base salaries of senior executives (other than the Chief Executive Officer and the President), total awards to senior executives and other designated employees under the ICP, and numbers of stock options to be awarded to executives in particular positions. It then makes recommendations to the entire Board as to the following year's salaries of the Chief Executive Officer and of the President, the total amount (as a percentage of the Company's earnings) to be awarded under the ICP and the portions of that total amount to be allocated to the Chief Executive Officer and the President. In addition, it determines, without action of the Board, the following year's salaries of senior executives other than the Chief Executive Officer and the President and the portion of the total amount awarded under the ICP to be allocated to each of those senior executives.

         In 1998, the Compensation Committee reviewed with management the policies regarding compensation of senior executives. It discussed possible types of bonuses for executives who had rendered outstanding service, but ultimately left it to management to determine the form these bonuses would take. It approved promotions recommended by management and management's recommendations regarding stock options. It also approved management's recommendations regarding 1998 salaries for senior executives. In doing this, the Compensation Committee reaffirmed that management is principally responsible for compensation decisions, except with regard to the Chief Executive Officer and the President. Consistent with this, it authorized management to make any changes it deemed appropriate in salaries which had not been presented to the Compensation Committee. The Compensation Committee expressed general approval of the fact that recommended salary increases were based on individuals' performance, not solely on the positions held by them. In December of 1998, the Committee reviewed and approved the Incentive Compensation levels established for the officers of the Company. It also approved and recommended to the Board of Directors Incentive Compensation awards for Messrs. Gravette, Fee, Parmelee and Sleeman.

         As relates to Mr. Gravette, his Incentive Compensation award reflected the improved performance of the Company in 1998. In March 1998, the Compensation Committee recommended to the Board for approval the immediate distribution to Mr. Gravette of the 112,500 shares of Common Stock (168,750 shares after giving effect to the Stock Dividend) subject to the Restricted Stock Units which had been granted in 1997. In conjunction with this distribution, 42,930 shares (64,395 shares after giving effect to the Stock Dividend) were withheld to satisfy tax withholding requirements.

         Section 162(m) of the Internal Revenue Code places a limit on the amount of certain types of compensation for the chief executive officer and each of the four other most highly compensated executive officers which may be tax deductible by the Company. The Company's policy is, primarily, to design and administer compensation plans which support the achievement of the Company's objectives and enhance stockholder value. Where it is consistent with this compensation philosophy, the Compensation Committee will also take into consideration structuring compensation programs that are tax deductible by the Company. The stock option, stock appreciation rights and performance award provisions of the 1998 Stock Incentive Plan that was approved by the shareholders at the 1998 Annual Meeting have been designed so that compensation attributable to such awards can qualify as "performance based compensation" for purposes of Section 162(m) and consequently be tax deductible.

                                GORDON A. WALKER
                      CHARLES H. MOORE, Jr.      LEIF LOMO
                 WALTER G. EHLERS      HEINRICH BAUMANN-STEINER

                             THE TURNER CORPORATION
                   COMPARISON OF FIVE-YEAR CUMULATIVE RETURN
               AMONG THE TURNER CORPORATION, THE S & P 500 INDEX,
            THE AMEX MARKET VALUE INDEX AND CONSTRUCTION PEER GROUP



                                         Cumulative Total Return
                        -------------------------------------------------------

                            12/93      12/94      12/95     12/96    12/97    12/98

THE TURNER CORPORATION        100        105        106       130      335      349
PEER GROUP                    100        106        116       106      158      116
S & P 500                     100        101        139       171      229      294
AMEX MARKET VALUE             100         91        115       122      148      151

COMPANIES IN PEER GROUP ARE WEIGHTED BY MARKET CAPITALIZATION; INDEXED TO 100 AT DECEMBER 31, 1993. DIVIDENDS REINVESTED OVER PERIOD.

         The Turner Corporation has one active business segment: Construction. The Construction Peer Group is made up of companies with market capitalization of not more than $500 million that are engaged primarily in providing construction/engineering services for business sectors other than home building and infrastructure: Michael Baker Corp., Perini Corp. and Stone & Webster Inc. The Construction Peer Group has dropped CRSS, Inc. and Guy F. Atkinson which no longer meet the group criteria.

         Until 1996, the chart included a Real Estate Peer Group. Since the Company has substantially reduced its real estate holdings over the past five years and its real estate holdings no longer have a significant impact on the Company's earnings, the Company decided it would no longer be relevant to compare the Company to a Real Estate Peer Group.